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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13G/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                              Calico Commerce, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    129897104
                                 (CUSIP Number)

Check the following box to designate the rule pursuant to which this Schedule is filed:

            [ ]   Rule 13d - 1(b)

            [ ]   Rule 13d - 1(c)

            [X]   Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2/92)

                               Page 1 of 5 pages
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CUSIP NO.  129897104                   13G                     PAGE 2 OF 5 PAGES

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            William G. Paseman
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

            N/A                                                          (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
--------------------------------------------------------------------------------
                          5      SOLE VOTING POWER

                                   -
   NUMBER OF              ------------------------------------------------------
    SHARES                6      SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                        2,222,912
    BY EACH               ------------------------------------------------------
   REPORTING              7      SOLE DISPOSITIVE POWER
    PERSON
     WITH                          -
                          ------------------------------------------------------
                          8      SHARED DISPOSITIVE POWER

                                   2,222,912
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,222,912
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

      [ ]   N/A
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            6.3%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON *

            IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 5 pages
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CUSIP NO.  129897104                   13G                     PAGE 3 OF 5 PAGES


ITEM 1.

      (a)   Name of Issuer: Calico Commerce, Inc.

      (b)   Address of Issuer's Principal Executive Offices:
            333 West San Carlos Street, Suite 300
            San Jose, CA  95110

ITEM 2.

      (a)   Name of Person Filing: William G. Paseman

      (b)   Address of Principal Business Office or, if none, Residence:

            14510 Big Basin Way #165
            Saratoga, CA  95070

      (c) Citizenship: The filing person is a citizen of the United States of America.

      (d)   Title of Class of Securities: Common Stock

      (e)   CUSIP Number: 129897104

ITEM 3.     STATUS OF PERSON FILING:

            Not Applicable

ITEM 4.     OWNERSHIP

      (a)   Amount Beneficially Owned: 2,222,912(1)

      (b)   Percent of Class:

            6.3%, based on 35,314,578 shares outstanding as of October 31, 2001 as reported in the report on Form 10-Q for the quarter ended September 30, 2001.

      (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote: -

            (ii)  shared power to vote or to direct the vote: 2,222,912(1)


----------

(1) 2,169,012 shares are held by William G. Paseman and Marguerite Pic-Yuk Paseman as Trustees of the Paseman Family Trust dated September 20, 1999; 35,000 shares are held by William G. Paseman and Marguerite Pic-Yuk Paseman as Trustees of the Paseman Family Charitable Remainder Uniform Trust dated August 25, 2000;
      6,300 shares are held by William G. Paseman, Marguerite Pic-Yuk Paseman and Joan Chen as Trustees of the Katherine Paseman Trust dated 9/16/99; 6,300 shares are held by William G. Paseman, Marguerite Pic-Yuk Paseman and Joan Chen as Trustees of the Raymond Paseman Trust dated 9/16/99; and 6,300 shares are held by William G. Paseman, Marguerite Pic-Yuk Paseman and Joan Chen as Trustees of the Sabrina Paseman Trust dated 9/16/99.


                               Page 3 of 5 pages
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CUSIP NO.  129897104                   13G                     PAGE 4 OF 5 PAGES


            (iii) sole power to dispose or to direct the disposition of: -

            (iv)  shared power to dispose or to direct the disposition of:
                  2,222,912(1)

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Not Applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not Applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not Applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF THE GROUP

            Not Applicable.

ITEM 10.    CERTIFICATION

            Not applicable.


                               Page 4 of 5 pages
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CUSIP NO.  129897104                   13G                     PAGE 5 OF 5 PAGES


                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2002

                                                 /s/ William G. Paseman
                                        ----------------------------------------
                                        William G. Paseman


                               Page 5 of 5 pages